UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-19566

(Check One): [_] Form 10-K   [_] Form 20-F   [_] Form 11-K   [X] Form 10-Q   [_] Form N-SAR
[_] Form N-CSR

For Period Ended:   September 30, 2008

[_]  Transition Report on Form 10-K
[_]  Transition Report on Form 20-F
[_]  Transition Report on Form 11-K
[_]  Transition Report on Form 10-Q
[_]  Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________________

PART I -- REGISTRANT INFORMATION

EARTH SEARCH SCIENCES, INC.
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Full name of registrant:

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Former name if applicable:

306 Stoner Loop Road
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Address of principal executive office (Street and number):

Lakeside, MT 59922
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City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

½ ½ ½ ½ [ X ] ½ ½ ½ ½ ½	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant and its accountants have experienced a delay in completing the information required for inclusion in the Registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2008 (the “Quarterly Report”). The Registrant expects to file the Quarterly Report within the allotted extension period.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Charles G. Bridge	(781)	239-8222
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  [X] Yes   [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [ X ] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the Registrant's acquisition of General Synfuels, Inc. during the quarter ended September 30, 2008, the Registrant expects that its net loss will equal approximately $7 million for the six month period ended September 30, 2008 versus a net loss of approximately $2.8 million for the six month period ended September 30, 2007.  The acquisition was accounted for as a transaction with a related party with the Registrant recording compensation expense of approximately $5.5 million in both the three and six month periods ended September 30, 2008.  Accordingly, the Registrant anticipates that the net loss for the three months ended September 30, 2008 will approximate $6.6 million versus a net loss of approximately $1.4 million for the three month period ended September 30, 2007.

EARTH SEARCH SCIENCES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17, 2008	/s/ Charles G. Bridge
Charles G. Bridge
Chief Financial Officer